

October 13, 2021

Jonathon M. Singer
Chief Financial and Operating Officer
Surgalign Holdings, Inc.
520 Lake Cook Road , Suite 315
Deerfield, Illinois 60015

>   **Re: Surgalign Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Response Dated September 24, 2021**
>   **File No. 001-38832**

Dear Mr. Singer:

    We have reviewed your September 24, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Non-GAAP Financial Measures, page 41

1.   We note from your response to prior comment 2 that management separately analyzes the realizability of deferred tax assets on a non-GAAP basis and has determined that no valuation allowance is needed to reflect the Company's non-GAAP deferred tax assets. Please address the following:

- Provide us with your analysis of the realizability on your deferred tax assets on a non-GAAP basis.

- Explain the differences between your non-GAAP analysis and the analysis management performs under GAAP.
- Explain why you believe this does not constitute an individually tailored recognition and measurement method under Non-GAAP Financial Measures C&DI 100.04.

Please contact Eric Atallah at (202) 551-3663 or Mary Mast, Senior Accountant, at (202) 551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences